The Loev Law Firm, PC
6300 West Loop South, Suite 280
Bellaire, Texas 77401
Telephone (713) 524-4110
Facsimile (713) 524-4122

October 10, 2008

Ms. Donna Levy, Attorney
Division of Corporation Finance
United States Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549
Phone: (202) 551-3292
Fax: (202) 772-9220

Re:	Coil Tubing Technology Holdings, Inc.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-144677
Filed February 11, 2008

Dear Ms. Levy,

In response to your comment letter dated March 5, 2008, Coil Tubing Technology Holdings, Inc. (the “Company,” “CTT,” “we,” and “us”) has the following responses: We have also enclosed three red-lined copies of the Amended Registration Statement to assist you in your review.

General

1.  We note your response to our prior comment 1 and that your parent has subsequently filed a Form 15 to terminate the registration of its common stock under section 12(g) of the Securities Exchange Act of 1934, Please note that your obligation to comply with Section 14 of the 1934 Act does not cease until 90 days after the filing of the Form 15, Accordingly, please advise us of the plans to address the concerns addressed in our prior comment 1 and herein.

RESPONSE:

As more than 90 days have past since the filing of the parent company’s Form 15, the Company’s parent’s obligations to file reports under Section 12(g) have ceased.

2.  We note your response to our prior comment 2. Please place this information in the front of the prospectus on page 5.

RESPONSE:

The Company has revised the Amended Registration Statement as you have requested.

3.  We understand that you do not know whether your parent, Coil Tubing Technology, Inc., had any liabilities that may have been secured by your assets; and are therefore unable to rule out the possibility that there may be creditors who have a legitimate claim against your assets and may seek recourse against you in the future. If this is correct, risk factor disclosure maybe appropriate, pursuant to Item 503 (c) of Regulation S-B.

RESPONSE:

The Company originally did not believe that sufficient information existed for the Company to assert it had no liabilities in its parent company, Coil Tubing Technology, Inc., a Nevada Corporation, from its merger with IPMC. As a result of a renewed efforts to obtain additional information and historical documents from Coil Tubing’s former officers and parties related to the historical merger of Coil Tubing and IPMC, Coil Tubing has recently been able to confirm that all of the assets and liabilities of IPMC Holdings Corp. were assigned to and assumed by an entity owned or controlled by the former officers and parties related to IPMC Holdings Corp. The Company has now determined its parent company has no claims against it that could be claimed against Coil Tubing Technology Holdings, Inc. As such, and because the Company now believes it is able to rule out the possibility that that there are unknown creditors of Coil Tubing Technology, Inc., a Nevada Corporation, it no longer believes that a risk factor regarding such disclosure is necessary.

Cover Page of Registration Statement

4.  Please revise the cover page of the Form S-l to comply with the recent amendments to the form. Specifically, please include the information specifying the type of filer that you are.

RESPONSE:

The Company has updated the cover page of its Amended Registration Statement on Form S-1 to comply with the recent amendments to the Form as you have requested.

Financial Statements - Interim General

5.  We understand that you will be updating your financial statements to comply with Item 310(g)(2) of Regulation S-B when filing your next amendment.

RESPONSE:

The Company has included updated financial statements in its Amended Registration Statement.

6.  Tell us why the November 2005 issuance of shares by IPMC Holdings Corp, in exchange for 100% of your shares and the December 2005 issuance of shares by Coil Tubing Technology Inc. for 100% of the IPMC Holdings Corp. shares are not reverse mergers that would need to be reflected in your financial statements, if that is your view.

RESPONSE:

The Company is not responsible for the accounting by Grifco regarding its merger with IPMC in November 2005. The Company’s Parent company, Coil Tubing Technology, Inc., a Nevada Corporation, has accounted for the merger with IPMC as a reverse merger in December 2005. Management has determined no assets or liabilities were assumed in the merger. Coil Tubing Technology Holdings, Inc. has recorded Coil Tubing Technology, Inc. as a spin-off in accordance with EITF 02-11, see response #7 for the Company’s analysis regarding the treatment of the spin-off.

7.  As discussed in our conference call on February 29, 2008, it is unclear how you determined that EITF 02-11 did not apply to your situation. As you know, this literature may require you to account for the spin-off that you intend to undertake in conjunction with your initial registration as a reverse spin-off. This would mean that your historical financial presentation would correspond to that of the consolidated entity; and financial statements covering the period in which the spin-off occurs, and any pro forma financial information, would depict the legal parent as the spinee. Please submit the analysis that you performed, addressing all of the indicators listed in EITF 02-11, in concluding that reverse spin-off accounting would not be required, if that is your view.

RESPONSE:

The Company has determined EITF 02-11 does apply. Based on the Company’s analysis of the indicators contained in paragraph 8 of EITF 02-11, the spin-off should be accounted for as a reverse spin-off.

•	Coil Tubing Technology Holdings, Inc. has operations;
•	Coil Tubing Technology, Inc., a Nevada Corporation, has no operations;
•	The fair value of Coil Tubing Technology Holdings, Inc., is greater than Coil Tubing Technology, Inc., a Nevada Corporation;
•	The management team is primarily working on Coil Tubing Technology Holdings, Inc.’s activities;
•
Management has not determined whether it is economically beneficial to bring Coil Tubing Technology, Inc., a Nevada Corporation, current in its filings to commence its own operations or look for a viable merger candidate; and

•
The designation of Coil Tubing Technology Holdings, Inc. as the accounting spinner will provide the most accurate depiction of the transaction and other users of the financial statements, as, Coil Tubing Technology Holdings, Inc. has, in substance, disposed of Coil Tubing Technology, Inc., a Nevada Corporation, and discontinued its operations.

Note 4 - Stockholders' Equity, Page F-7

8.  We note your response to prior comment 19, indicating that the 1 million Series A preferred shares that you issued to Mr. Swinford had "no fair market value" and thus were recorded at $1,000 par, offset by a negative $1,000 additional paid in capital. Please clarify how you determined that these shares had a value of zero, in light of the shares giving Mr. Swinford the right to vote 51% of all the outstanding voting shares.

RESPONSE:

The Series A preferred stock were revalued by management. The Company valued the 1,000,000 shares of Series A preferred stock at fair value or $1,000. Even considering Mr. Swinford has a 51% voting interest and can secure economic benefits without limitation, the Company’s management determined the value of the Series A preferred stock based on the following factors: (i) it has no conversion or redemption rights; (ii) it does not have any stated dividends; (iii) it does not have any stated liquidation value; (iv) the Company has lost money since its inception; and (v) neither it nor the common stock of the Company are listed or traded on any exchange.

9.  Please further expand the disclosure you added in response to prior comment 21, regarding the 1,000,000 common shares issued to Mr. Swinford in conjunction with his July 1,2007 Employment Agreement, to describe the method by which you determined the value of these shares was $1,000 ($0.001 per share), as indicated on page F-9.

RESPONSE:

The Company has revised its disclosure regarding the 1,000,000 common shares issued to Mr. Swinford and has stated that the shares were recorded at fair value.

10.  Please advise us of your position with respect to compensation expense that you may need to record in conjunction with the June 19, 2007 issuance of Coil Tubing Technology, Inc. (the parent entity) preferred stock, following the guidance in SAB Topic 1:B, which we discussed in a conference call on February 14, 2008. If you do not believe you will need to recognize expense tor this issuance, please explain your rationale. Otherwise, submit the computations underlying your determination of fair value.

RESPONSE:

Please see the response to comment #8 regarding the Company’s valuation of the Series A preferred stock.

Financial Statements - Annual

General

11.  We note that you have not provided a response to prior comment 22 regarding push down accounting and the basis assigned to your assets and liabilities in conjunction with the acquisition by Grifco International, Inc. on March 20, 2005. We reissue prior comment 22.

RESPONSE:

In connection with Grifco’s acquisition of Coil Tubing Technology Holdings, Inc. on March 20, 2005, the Company has restated its financial statements as of March 20, 2005, to record the acquisition at fair value. See note 2 to the financials regarding the restatement.

Regards,

/s/ John S. Gillies
John S. Gillies